07023063

RECEIVED

2007 MAY -1 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ELPIDA

File No. 82-34850

April 27th, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

SUPPL

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

To whom it may concern:

As required for our enjoying exemption as a foreign private issuer under the Rule 12g3-2(b) of the Securities Exchange Act of 1934, we hereby furnish the following information:

- English summary translations of Japanese documents filed or distributed since January 26th, 2007 to April 24th, 2007, attached as Annex A hereto.
- English documents filed or distributed since January 26th, 2007 to April 24th, 2007, attached as Annex B hereto.

If you have any questions, do not hesitate to contact to my colleague, Ms. Yoshimi Yamanaka, Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

Very truly yours,

By ____________ 4/27/07

Yoshihiro Shima
Professional, Legal Group
Elpida Memory, Inc.

Enclosures

dw 5/2

ANNEX A

ENGLISH SUMMARY TRANSLATIONS OF JAPANESE DOCUMENTS

	Date	Title
1.	2007/1/26	New release "Correction of Consolidated Financial Report for the 3Q of FY2006"
2.	2007/4/24	New release "New relating to the Stock Options"

SUMMARY TRANSLATION

1. New release "Correction to Consolidated Financial Report for the 3Q of FY2006"

[Summary Translation]
January 26th, 2007

Consolidated financial Report for the 3Q of FY2006, which was released in public on January 25th, is partly corrected. The parts of correction are underlined;

At the bottom of the cover letter "Consolidated Financial Report for the 3Q of FY2006"

Before the correction;

Number of employees	Dec 31, 2006	Dec 31, 2005	Change			Mar 31, 2006	Change	
				%				%
	2,904	2,497	407	16.3		2518	386	15.3

After the correction;

Number of employees	Dec 31, 2006	Dec 31, 2005	Change			Mar 31, 2006	Change	
				%				%
	3,214	2,497	717	28.7		2518	696	27.6

2. New release "New relating to the Stock Options"

[Summary Translation]
April 24th, 2007

I. Reason for the issuance of Stock Option to persons other than shareholders on especially favorable terms

The Stock Options will be issued, for no consideration, to directors, officers, statutory auditors or employees of Elpida Memory, Inc. (the "Company") or its subsidiaries, to provide them with an incentive towards achieving better business performance and to retain and attract talented individuals.

II. Total number of the Stock Option, the offering terms of which may be determined pursuant to delegation by the resolution of shareholders meeting

1000

III. Issue price of the Stock Options

No consideration shall be paid.

IV. Terms of Stock Options

(1) Class and number of shares to be issued upon exercise of the Stock Options

The class of shares to be issued upon exercise of the Stock Options is common stock, and the number of shares to be issued upon exercise of each Stock Option("Number of Shares") is 100 shares.

If, after the issuance of the Stock Options, the Company splits or consolidates its common stock, the Number of Shares shall be adjusted according to the following formula. This adjustment is made only to the number of shares that have not yet been issued as of the time of such adjustment. Any fraction of a share of that arises as a result of an asjustment will be rounded down to the nearest number of shares.

Number of Shares after adjustment = Number of Shares before adjustment × Ration of split or consolidation

In addition, the Number of Shares that have not yet been issued at the time of such adjustment may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event that reasonably requires adjustment of the Number of Shares, such as an absorption-type merger under the condition the Company becomes the surviving corporation, share exchange that permits the Company to wholly own the other corporation, absorption-type corporate demerger under the condition

the Company becomes the succession corpotaion.

(2) The price to be paid upon exercise of each Stock Option :

The price to be paid upon exercise of each Stock Option shall be calculated by multiplying (a) the subscription price per share to be issued upon the exercise of each Stock Option (the "Subscription Price") by (b) the Number of Shares.

The Subscription Price shall be the price 1.05 times larger than an average closing price of common stock of the Company at the Tokyo Stock Exchange in a month immediately before the month when the Stock Options are allotted and shall be rounded up to the nearest yen; provided, however, that, if such price is lower than the closing price at the date when Stock Options are issued shall be the Subscription Price.

If the Company issues new shares or dispose of its own common stock for treasury at the price below a fair market price, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of shares newly issued} \times \text{Amount paid per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares (already issued + newly issued)}}$$

If the above formula, "Number of shares already issued" means the number which subtract the treasury common stock held by the Company from the total shares already issued, and in the event that the Company disposes of its own common stock for treasury, "newly issued" shall be read as "to be disposed" and "Share price before issuance of new shares" shall be read as "Share price before disposition of shares".

If, after the issuance of the Stock Option, the Company splits or consolidates its common stock, the Subscription Price per share shall be adjusted according to the following formula, rounded up to the nearest yen.

$$\text{Subscription Price after adjustment} = \text{Subscription Price before adjustment} \times \frac{1}{\text{Ration of split or consolidation}}$$

In addition, the subscription price per share may, to the extent necessary and reasonable, be adjusted in a way deemed appropriate by the Company in such event type merger under the condition that the Company becomes the surviving corporation, share exchange the permits the Company to wholly own the other corporation, absorption-type corporate demerger under the condition that the Company becomes the succession corpotaion.

(3) Exercise period of the Stock Option:

The period to be resolved at the board of directors during the period from July 1st, 2009 to March 31st, 2014.

(4) Condition for exercise of Stock Option:

(a) A person to whom Stock Option are allocated must hold the position of either a director, statutory auditor, officer or employee of the Company, or of the companies more than 50% of the total voting rights of which are owned directly or indirectly by the Company through the date when Stock Option is allocated to a person to the time of the exercise of each Stock Option; provided, however, that this item (a) shall not be applied to cases due to the completion of his/her term of office, or his/her reaching retirement age, or due to reasonable reasons.

(b) When a person to whom Stock Options are allocated dies, the Stock Options may be inherited. When an heir of a person to whom Stock Options are allocated dies, the Stock Options may not be inherited.

(c) In the event that the Stock Options is pledged or disposed of in any other way, the exercise of such Stock Options shall not be approved.

(d) Others terms and conditions for exercise of Stock Options shall be determined in the "Elpida Memory, Inc. Stock Option Allotment Agreement" between the Company and the person to whom the Stock Options are allocated, terms and conditions of which will be determined pursuant to the resolutions of the general meeting of the shareholders and the meeting of the Board of Directors.

(5) Capital and additional paid-in capital to be increased in the case that new shares will be issued on the exercise of Stock Options.

(a) The capital to be increased in the case of issuance of new shares on the exercise of Stock Options is one half of limit of the capital calculated in accordance with Article 40 of the Corporation Accounting Rule (kaisha keisan kisoku), and shall be rounded up to the nearest yen.

(b) The additional paid-in capital to be increased in the case of issuance of new shares on the exercise of Stock Options is the rest which subtracted the capital to be increased provided in (a) above from the limit of the increased capital provided in (a) above.

(6) Restriction on the transfer of Stock Options

Any transfer of Stock Options shall require the approval of the Board of Directors of the Company.

(7) Conditions to acquire the Stock Options: The Company may acquire, for no consideration, any Stock Option on the date resolved at the board of directors in the following cases:

(a) The general meeting of the shareholders resolves to approve (i) any merger agreement pursuant to which the Company shall become an expired company, (ii) any share exchange of share transfer pursuant to which the Company shall become a wholly-owned subsidiary of another company; or,

(b) The Stock Options are non-exercisable due to the rights holder's failure to satisfy any of the conditions for exercise of Stock Options provided in (4) above.

(8) Detailed items

The detailed items relating to the Stock Options shall be determined with the resolution at the board of directors.

ANNEX B

ENGLISH DOCUMENTS

	Date	Title	Exhibit
1.	2007/2/19	Basic Agreement Concerning the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment	I
2.	2007/2/26	Elpida Memory Announces Executive Personnel Change	II
3.	2007/3/30	Elpida Memory Establishes JPY 160 Billion in Financing Options; JPY 110 Billion Long-term Loan for Capital Expenditures	III
4.	2007/4/10	Elpida Memory Reports Preliminary Financial Results for FY2006	IV
5.	2007/4/10	Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment	V
6.	2007/4/24	Consolidated Financial Report for the Year Ended March 31, 2007	VI

EXHIBIT I

1. Basic Agreement Concerning the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment

News Release

FOR IMMEDIATE RELEASE

Basic Agreement Concerning the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment

TOKYO, JAPAN, February 19, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that Elpida has reached a basic agreement with Semiconductor Manufacturing International Corporation (SMIC) and Cension Semiconductor Manufacturing Corporation (Cension) concerning the sale of 200mm wafer processing equipment to Cension. The equipment transferred to Cension will be managed and operated by SMIC.

1. Reason for the Sale

Elpida is committed to the development, production and sales of advanced DRAMs. Our goal is to provide the most advanced process technology and even higher speed and lower power consumption DRAMs.

For this reason, Elpida has concluded that it is important for Hiroshima Elpida Memory, Inc. (Hiroshima Elpida) to sell its 200mm wafer processing equipment in order to devote Elpida's resources to quickly achieving a 300mm line that uses advanced production processes. Thus, as part of this increase in our 300mm line manufacturing capabilities, we have decided to transfer Hiroshima Elpida's 200mm equipment to Cension.

2. Assets to Be Sold

200mm wafer processing equipment of Hiroshima Elpida

3. Recipient of Assets

Recipient's corporate name: Cension Semiconductor Manufacturing Corporation (Chengdu)
Recipient's address: No. 8 Kexin Road, Export Processing Zone (West Area), Chengdu,
The People's Republic of China
Recipient's official representative: Zheng Jin Yuan, President & CEO
Description of recipient's business: Semiconductor Manufacturing
Recipient's connection with Elpida: None

-more-

4. Future Issues

Henceforth, Elpida, Cension and SMIC will negotiate the details of the agreement.

Also, Elpida expects that the Hiroshima Elpida's 200mm equipment will be used more efficiently by Cension under the management of SMIC, and we have intention to continue to provide support to customers who have placed orders for production of 200mm wafer line products.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

Information in this news release is current as of the timing of the release, but may be revised later without notice.

<u>Elpida Press Contacts:</u>
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT II

2. Elpida Memory Announces Executive Personnel Change

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Announces Executive Personnel Change

TOKYO, JAPAN, February 26, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the following executive appointment effective March 1, 2007.

New Appointment

Name	New Position	Current Position
Tatsuya Iida	President & CEO of Elpida Memory (USA) Inc.	Officer, Customer Support of Sales Office

North America has become an important demand market for Elpida. For this reason we have appointed Mr. Tatsuya Iida, who has long experience in U.S. sales & marketing, to the position of President and CEO of Elpida Memory (USA) Inc. We believe that under Mr. Iida's leadership we can strengthen our support systems in the United States.

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT III

3. Elpida Memory Establishes JPY 160 Billion in Financing Options; JPY 110 Billion Long-term Loan for Capital Expenditures

ELPIDA

News Release

FOR IMMEDIATE RELEASE

Elpida Memory Establishes JPY 160 Billion in Financing Options; JPY 110 Billion Long-term Loan for Capital Expenditures

TOKYO, JAPAN, March 30, 2007 – Elpida Memory, Inc (Elpida), Japan's leading supplier of Dynamic Random Access Memory (DRAM), today announced that it has established credit facilities having a total value of JPY160 billion, of which JPY 110 billion is a syndicated facility consisting of term loans with a commitment period to support planned capital expenditures and JPY 50 billion consists of bilateral short-term commitment facilities with Elpida's four major banks to supplement short-term working capital requirements.

Under the terms and conditions of the syndicated facility, Elpida may execute term loans with a maturity date of March 2012 during the first two years. Compared with a similar facility established in March 2006, this newest facility is more than doubled in amount and the former facility has been terminated simultaneously.

These financing options are set up according to business expansion of Elpida and expected to enable Elpida to react more flexibly to capital expenditure decisions that are essential for the company's growth.

- more -

Summary of Facilities

Type	Term loans with a commitment period (Syndicated)	Short-term commitment facilities (Bilateral)
Purpose of funds	Capital expenditures	Short-term working capital
Total amount	JPY 110Billion	JPY 50 Billion
Commitment period	2 years till March 2009	1 year till March 2008
Maturity date of loans	March 2012	March 2008
Arrangers	Bank of Tokyo-Mitsubishi UFJ Mizuho Corporate Bank Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking	–
Co-arrangers	Development Bank of Japan Mitsubishi UFJ Trust and Banking	–
Agent	Mizuho Corporate Bank	–
Lenders	45 financial institutions including arrangers and co-arrangers	Bank of Tokyo-Mitsubishi UFJ Mizuho Corporate Bank Sumitomo Mitsui Banking Corporation The Sumitomo Trust & Banking (JPY 12.5 Billion each)

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

- ### -

EXHIBIT IV

4. Elpida Memory Reports Preliminary Financial Results for FY2006

ELPIDA

FOR IMMEDIATE RELEASE

Elpida Memory Reports Preliminary Financial Results for FY2006

TOKYO, JAPAN, April 10, 2007 – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today reported the preliminary financial results for fiscal year 2006 ended March 31, 2007. Final figures are expected to be reported on April 24, 2007.

1. FY 2006 (April 1, 2006 to March 31, 2007) preliminary consolidated business results

(Millions of Yen)

	Net Sales	Operating income	Ordinary income	Net income
Preliminary FY 2006 Results (a)	490,000	68,000	63,000	53,000
FY 2005 Results (b)	241,554	144	(3,076)	(4,708)
Increase/decrease, yen (a-b)	248,446	67,856	66,076	57,708
Increase/decrease (%)	103%	–	–	–

2. Overview of preliminary results

In reviewing FY 2006 we have already announced that through the 3Q the volume of DRAM shipments continued to see major growth and that prices remained at high levels. As a result the 3Q itself showed continued record sales and earnings. But in the 4Q, despite an even higher product shipment volume made possible by gains in productivity and lower costs, a steep drop in PC DRAM prices led to mostly flat sales, while earnings have suffered a QoQ decline.

Our guidance for the 4Q06, FY 2006 full-term key estimates announced on January 25, 2007 and our newest 4Q/full-term estimates are as follows:

Key estimates (Billions of Yen)

	4Q-FY 2006		FY 2006	
Announcement date	January 25 (Previous)	April 10 (New)	January 25 (Previous)	April 10 (New)
QoQ bit growth rate	20%	40%	150%	170%
QoQ ASP change	n/a	(30%)	–	–
Depreciation cost	23.0	22.0	80.0	78.0
SG&A	15.0	15.0	55.0	55.0
Outsourced sales ratio	35-40%	30%	–	–

Note: Figures in the table are approximations.

-more-

-- Bit growth rate: Expected to be 40% QoQ, which is much larger than the 20% increase forecast on January 25. The main reason for the higher figure is that a rise in productivity at our manufacturing subsidiary (Hiroshima Elpida) led to greater output. In addition, we increased shipments to meet higher demand for white box PC manufacturing, which rose following a decline in PC DRAM prices.

-- Average selling prices (ASP) change: Elpida's blended ASP for the 4Q appears to have declined by around 30% due to significant price erosion for PC DRAMs and changes in the product mix.

-- Outsourced sales ratio: Elpida outsources the majority of its PC DRAM production to overseas foundries. Because of a significant decline in PC DRAM prices, the sales ratio of outsourced products appears to have fallen.

As a result, sales and earnings in each quarter of FY 2006 appear to have surpassed quartely highs recorded in any previous business year (previous highs were net sales of 77,030 million yen in 4Q FY 2005 and operating income of 5,639 million yen in 3Q FY 2004). For the full term net sales appear to have slightly more than doubled YoY while operating income looks to have jumped from last year's 140 million yen to 68 billion yen. Furthermore, for the full term ordinary income and net income are likely to overcome the previous term's losses to find their way into the black. Also, we anticipate a full-term bit growth rate of approximately 170%.

In the 1H of FY 2007 prices for PC DRAMs can be expected to remain at low levels. Elpida will continue its efforts to reduce costs by increasing production based on 70 nanometer process technology and by improving yields and productivity to cope with severe market conditions.

Details about final business results are scheduled to be announced on April 24.

<Reference>

Quarterly results for FY2006

(Millions of Yen)

	Net sales	Operating income	Ordinary income	Net income
First quarter	92,098	9,138	7,375	6,605
Second quarter	111,147	17,082	16,390	12,919
Third quarter	142,609	27,268	26,586	24,934
For the nine-month period	345,854	53,488	50,351	44,458

Note: These above forecasts are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

###

EXHIBIT V

5. Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment

News Release

FOR IMMEDIATE RELEASE

Final Agreement Reached on the Sale of Hiroshima Elpida's 200mm Wafer Processing Equipment

TOKYO, JAPAN, April 10, 2007 –Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), together with its consolidated subsidiary Hiroshima Elpida Memory, Inc. (Hiroshima Elpida) entered into a basic agreement on February 19, 2007 regarding the transfer of fixed assets. Today we are announcing that the asset transfer price, schedule and details have been finalized.

* * *

1. Asset transfer details

Assets to be transferred:
Hiroshima Elpida's 200mm wafer processing equipment
(total wafer processing capacity: approx. 50,000 wafers/month)
Location of assets:
7-10, Yoshikawa Kogyo Danchi, Higashi Hiroshima-shi, Hiroshima, Japan
Asset transfer price: US$320 million

2. Asset transfer schedule

Closing date: April 27, 2007

3. Future Issues

An initial phase of delivery of wafer processing equipment (approximately half of the total capacity) will be completed by the end of November 2007. The remaining equipment will be delivered during the second phase which is scheduled to be completed in 2008.

Production at Hiroshima Elpida's 200mm facility will be continued, with adjustments to the volume of wafer production, until the delivery of the wafer processing equipment (the asset transfer) is complete.

Also, the asset transfer is expected to be recorded as a sale of fixed assets in the FY 2007 business year. The accounting treatment of this transaction, however, has yet to be determined. We plan to explain our eventual accounting decision at our scheduled April 24 business results announcement.

<Reference>

Recipient's corporate name:	Cension Semiconductor Manufacturing Corporation (Chengdu)
Recipient's address:	No. 8 Kexin Road, Export Processing Zone (West Area), Chengdu, the People's Republic of China
Recipient's official representative:	Zheng Jin Yuan, President & CEO
Description of recipient's business:	Semiconductor Manufacturing
Recipient's connection with Elpida:	None

About Elpida Memory, Inc.

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan, Hong Kong and Singapore. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

Information in this news release is current as of the timing of the release, but may be revised later without notice.

Elpida Press Contacts:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

EXHIBIT VI

6. Consolidated Financial Report for the Year Ended March 31, 2007

Elpida Memory, Inc.
(Tokyo Stock Exchange, 6665)
2-2-1 Yaesu, Chuo-ku, Tokyo
104-0028 Japan
URL: http://www.elpida.com/en/ir/

Elpida Press Contact:
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

Elpida IR Contacts:
Kumi Higuchi / Shinya Oshima
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: 6665ir@elpida.com

Consolidated Financial Report for the Year Ended March 31, 2007

TOKYO, JAPAN, April 24, 2007 – Elpida Memory, Inc (Elpida), Japan's leading supplier of Dynamic Random Access Memory (DRAM), today announced its consolidated financial results for the FY 2006 fourth quarter and full term (ended March 31, 2007).

I. Business Results

1. Overview of Consolidated Business Results

(1) 4Q FY06 Operating Results (January 1, 2007 – March 31, 2007)

(Billion JPY)

	3 mo. ended Mar 31, 2007 (4Q-FY2006)	3 mo. ended Mar 31, 2006 (4Q-FY2005)	YoY Change (%)		3 mo. ended Dec 31, 2006 (3Q-FY2006)	QoQ Change (%)	
Net sales	144.2	77.0	67.2	*87.2*	142.6	1.6	*1.1*
Operating income (loss)	14.9	4.6	10.3	*223.5*	27.3	(12.3)	*-45.2*
Ordinary income (loss)	13.3	4.6	8.7	*187.0*	26.6	(13.3)	*-50.0*
Net income (loss)	8.5	1.5	7.0	*476.8*	24.9	(16.4)	*-66.0*

In the 4Q, there were signs that previously stagnant demand for DRAMs used in mobile devices is starting to recover. On the other hand, as reported by DRAMeXchange, the spot price for DDR2 SDRAM, a leading DRAM product for personal computers (PC), dropped rapidly from more than $US6 at the beginning of 2007 to less than $US3 by the end of March. A fall off in demand for PCs mainly because of seasonal factors explains the DRAM pricing activity.

Although prices for our DRAMs used in mobile & digital consumer electronics products were not greatly affected by the huge drop in PC DRAM prices, the fact of the price drop and changes made to our product mix combined to push down the blended average selling price (ASP) by a large margin of 30% compared with the previous quarter.

The QoQ bit growth rate in the 4Q was 40%, well above our January 25 projection of 20%. Behind this result was higher output at Hiroshima Elpida's E300 Fab, made possible by better productivity and cuts in PC DRAMs that triggered a jump in demand for their use in white box PCs. As a result, 4Q net sales of 144.2 billion were mostly flat QoQ but were 87% higher YoY.

Operating income for the 4Q was 14.9 billion yen, up more than three fold YoY but down by about half compared with the 3Q. Profits on PC DRAMs manufactured at Hiroshima Elpida Memory ("Hiroshima Elpida"), a wholly owned consolidated subsidiary, decreased given the severe pricing environment. Moreover, the quick drop in prices meant that we were unable to achieve the margins we can normally expect for the DRAM products we purchase from our Taiwanese foundry partner, Powerchip Semiconductor Corp. ("PSC"). Once the pace of price declines eases up we can expect an improvement in margins for the products produced from PSC.

Ordinary income was 13.3 billion yen and net income was 8.5 billion yen. Both results are substantially higher compared with a year ago.

(2) Full-term Results

(Billion JPY)

	12 mo. ended Mar 31, 2007 (FY2006)	12 mo. ended Mar 31, 2006 (FY2005)	YoY Change (%)	
Net sales	490.0	241.6	248.5	*102.9*
Operating income	68.4	0.1	68.3	-
Ordinary income (loss)	63.6	(3.1)	66.7	-
Net income (loss)	52.9	(4.7)	57.7	-

In FY06 the balance of supply and demand in the PC DRAM market experienced substantial volatility. As a result PC DRAM prices varied greatly throughout the business year. According to a survey by DRAMeXchange the spot market price for the DDR2 was around US$5 during the April-June period, but then started to climb in July until it reached more than US$6 level in September. The price held steady at US$6 until December before embarking on a precipitous drop in January that eventually reached less than US$3 by the end of March.

Given these conditions, the Elpida Group sought to maximize manufacturing output and reduce costs by investing in an expansion of production capacity, adopting more advanced production processes, boosting yields and further raising productivity. Also, we increased the volume of procurement from our overseas foundry partners.

As a result, FY06 net sales roughly doubled YoY to 490 billion yen. The increase in sales and lower production costs produced operating income of 68.4 billion yen, a huge jump above the 140 million yen recorded in FY05. Also, the results for ordinary income and net income represent an escape from last year's losses. Recorded extraordinary losses mainly consisted of a 3.4 billion yen provision and payment for settlement of a U.S. anti-trust action and a 1.8 billion yen loss on the sale and disposal of fixed assets.

(3) Product Markets

-- Breakdown of sales by application market (unaudited)

[QoQ Change] (Billion JPY)

	3 mo. ended Mar 31, 2007 (4Q-FY2006)		3 mo. ended Mar 31, 2006 (4Q-FY2005)		YoY Chg (%)	3 mo. ended Dec 31, 2006 (3Q-FY2006)		QoQ Chg (%)
Servers	11.5	*8*	9.4	*12*	*22*	18.9	*13*	*-39*
Digital consumer electronic and mobile devices	50.4	*35*	35.7	*46*	*41*	45.8	*32*	*10*
Premier DRAMs [1]	61.9	*43*	45.1	*58*	*37*	64.7	*45*	*-3*
PCs	77.5	*54*	28.1	*37*	*176*	74.6	*52*	*4*
Other [2]	4.8	*3*	3.8	*5*	*26*	3.3	*3*	*47*
Total net sales	144.2	*100*	77.0	*100*	*87*	142.6	*100*	*1*

[YoY Change] (Billion JPY)

	12 mo. ended Mar 31, 2007 (FY2006)		12 mo. ended Mar 31, 2006 (FY2005)		YoY Chg (%)
Servers	55.6	*11*	37.7	*16*	*48*
Digital consumer electronic and mobile devices	182.3	*37*	115.7	*48*	*58*
Premier DRAMs [1]	237.9	*48*	153.4	*64*	*55*
PCs	235.2	*48*	68.3	*28*	*244*
Other [2]	16.9	*4*	19.9	*8*	*-15*
Total net sales	490.0	*100*	241.6	*100*	*103*

□ Servers

In the 4Q, the transition from Registered DIMM to FB-DIMM continued along smoothly, but customer inventory adjustments in the quarter led to lower demand. As a result, prices experienced a dramatic decline, causing DRAM sales in this area to fall 39% QoQ to 11.5 billion yen. On a full-year basis, however, sales grew a remarkable 48% YoY to achieve a new record.

---

[1] Premier DRAM: Our proprietary name for DRAM products used in servers and digital consumer electronic and mobile devices. More advanced technologies and reliability are required for DRAMs for these applications than for DRAMs used in PCs, and the price per unit of density tends to become higher in proportion to the value added.

[2] The "Foundry Services and Other" application market category title used until the 2Q of FY06 was changed to "Other" in the 3Q of FY06.

☐ **Digital Consumer Electronics and Mobile Devices**

DRAM sales in this area rose 10% QoQ to reach the 50 billion yen mark for the first time. Robust sales of domestic ultra-thin mobile phones and mobile phones equipped with digital broadcasting TV as well as the use of DRAMs in midrange mobile phones pushed up demand for our Mobile RAM™. We also saw steady growth in demand for DRAMs used in digital TV and STB along with solid demand for XDR™ DRAMs. Full-term sales grew by 58% YoY to 182.3 billion yen.

☐ **Personal Computers (PCs)**

A decline in PC DRAM prices led to a big 4Q jump in shipments of DRAMs for use in white-box PCs. But as the pricing and shipping conditions offset each other, sales in this area only grew 4% QoQ to 77.5 billion yen. On a full-year basis an increase in manufacturing output at Hiroshima Elpida and greater procurement from overseas foundry partners led to record sales of 235.2 billion yen, a 3.4-fold rise YoY. Of this amount, more than 60% is attributable to foundry partner procurement.

(4) Capital Investment

The primary targets of capital investment in FY06 was the expansion of Hiroshima Elpida's E300 Fab Area 2 and the migration from older process technology to 90nm and 70nm process technology. Also, we constructed a clean room in Area 3 of E300. As a result, capital investment for the full year amounted to 155 billion yen.

(5) FY 2007 Outlook

Tightly balanced supply and demand conditions in the DRAM market can result in extreme price volatility, which can strongly affect our business results. Since a precise forecast of future PC DRAM prices is quite difficult Elpida is not presenting earnings forecasts for FY07. Instead, as shown below, we are presenting several estimates relevant to the FY07 1Q and the full term that can be used as a general guideline. In addition, some important planned future events are noted.

[Quarterly estimates] (Billion JPY)

	4Q FY06 (Actual)	1Q FY07 (Estimate)
QoQ bit growth	40%	10%%
QoQ ASP change	-30%	n/a
Depreciation cost	22.1	23.0
SG&A	14.4	15.0
Sales ratio of DRAMs for digital consumer electronic & mobile devices[1]	35%	-
Non computing ratio[1]	-	45%
Outsourced sales ratio	31%	30%

[Full-year estimates] (Billion JPY)

	FY 2006 (Actual)	FY 2007 (Estimate)
QoQ bit growth	168%	80%
Depreciation cost	77.8	100.0
SG&A	54.2	60.0
CAPEX	155.0	130.0

Note: Forecasted figures are approximate numbers.

As we announced on April 10, 2007, an agreement has been reached to transfer manufacturing equipment (capable of handling a wafer processing capacity of 50,000 wafers/month) in our 200mm Fab (E200) at Hiroshima Elpida to Cension Semiconductor Manufacturing Corporation ("Cension"), a company in China. The transfer will take effect on April 27, 2007 and will consist of two phases. The first phase entails delivery of about half the promised wafer processing equipment by the end of November 2007. The second phase involves delivery of the remaining equipment in 2008. During the transfer period products made in Hiroshima will continue to be sold to our customers under an arrangement in which Elpida will purchase products from SMIC, which will operate the equipment that is to be transferred to Cension.

Approximately 18 billion yen is expected to be booked in the 1Q of FY07 as gains on sales of property, plant and equipment, including the transfer of the 200mm manufacturing equipment.

[1] Due to business reasons, in FY07 the Digital Consumer Electronics and Mobile Devices and Other areas will be merged into a new area called "Non Computing" and the Server and Personal Computer areas will be merged into a new area called "Computing".

Also, on December 7, 2006 we announced an agreement to establish a DRAM manufacturing joint venture in Taiwan with PSC. In the 1H of FY07 we plan to spend about 80 billion yen on the JV, called Rexchip

Electronics Corporation ("Rexchip"). We anticipate the JV will start producing DRAMs using Elpida's technology sometime within the 1H.

In addition to investment in Rexchip, we are planning capital investment spending of about 130 billion yen primarily for process migration to 70nm at our E300 Fab.

In the 1H of FY07 we expect PC DRAM prices to remain at low levels. In response we plan to accelerate the shift in process technology from 90nm to 70nm. This step will enable us to boost production of low-power consumption DRAMs and reduce costs, both of which should lead to improved business results.

2. Financial Conditions

(1) Assets, Liabilities and Shareholders' Equity

Total assets at the end of the FY06 were 762.4 billion, a gain of 194.3 billion yen compared with the end of FY05. Behind the gain was an increase in cash and cash equivalents made possible by the issuance of new shares (announced on June 27, 2006), an increase in accounts receivable as a result of higher sales and growth in fixed assets based largely on capital investment in the E300 Fab. The new share issuance raised 134.2 billion yen.

Interest-bearing debt was 229.6 billion yen at the end of the FY06, a decline of 45.8 billion YoY. On January 17, 2007 we announced the issuance of corporate bonds raised 30.0 billion yen to be used to repay borrowings and lease obligations.

With the increase in common stock and additional paid-in capital made possible by the above-mentioned share issuance plus the allocation of higher retained earnings to net income, net assets at the end of FY06 rose 190.8 billion yen to 379.0 billion yen.

(2) Cash Flows

Net cash provided by operating activities in FY06 increased by 66.0 billion yen YoY to 99.9 billion yen, owing to higher income before income taxes, increased depreciation and other factors. Investing activities used 136.7 billion yen, a decline of 46.0 billion yen YoY based on fewer expenditures for tangible fixed assets. As a result, free cash flow in FY06 saw a net outflow of 36.8 billion yen, an improvement of 112.0 billion yen over FY05.

(Reference) Consolidated Cash Flow-related Indicators

	12 mo. ended Mar 31, 2005 (FY2004)	12 mo. ended Mar 31, 2006 (FY2005)	12 mo. ended Mar 31, 2007 (FY2006)
Shareholders' equity ratio (%)	39.2	33.6	49.7
Market value equity ratio (%)	79.0	71.7	77.5
Ratio of cash flow to interest-bearing debt (%)	1,112.9	813.2	229.9
Interest coverage ratio (times)	6.8	8.3	23.4

- Shareholders' equity ratio (%) = Shareholder's equity / Total assets x 100
- Market value equity ratio (%) = (FY-end closing stock price x (Total number of shares outstanding – treasury stock)) / Total assets x 100
- Ratio of cash flow to interest-bearing debt = Interest-bearing debt / Net cash provided by operating activities
- Interest coverage ratio = Net cash provided by operating activities / Interest payments

3. Basic Dividend Policy

We place the utmost importance on returns to shareholders and achieving higher return on equity. In order to achieve these aims it is important that we secure a strong position in the DRAM industry and enhance our long-term earnings potential by achieving a high level of competitiveness. In the interest of greater future shareholder value and dividends, at present we believe that focusing investment in the areas of expanded production capacity, research & development and cultivating a highly trained workforce are vitally important. Therefore, at present we have no plans for dividend payment and are allocating all earnings to capital reserves. As regards our future dividend payment intentions and the value of those dividends, we plan to create a set f guidelines which our shareholders and investors can reference.

4. Business Risk

One of the particular features of the semiconductor industry is that earnings can fluctuate greatly in line with movement along the business cycle (which in the semiconductor industry is generally known as the "silicon cycle"). In the DRAM business Elpida Group participates in, this feature is particularly evident with respect to DRAM products used in personal computers. Also, severe global competition means that the continuation of our business is critically dependent on undertaking research & development and capital investment on an extremely large scale. Consequently, we must adopt certain measures to handle the business and other kinds of risks associated with that investment.

Listed below are the major risk factors we have identified from among the variety of business and other forms of risk. We have constructed a risk management system to address the kinds of risk in this list. This system is used to either avoid risk or minimize the impact of any manifestly evident risk. Furthermore, please refer to information about risk, uncertainty and other such related matters in Elpida's annual report and other financial reports.

- Cyclical changes unique to the global DRAM market caused by facility expansion and the continuing overcapacity that might result, downward pricing pressure or industry realignments.
- Changes induced by severe competition in the DRAM industry.
- Changes in technologies and design
- Problems related to the supply of key materials or higher prices for materials
- Loss of or decreased demand from key customers
- The influence of litigation and investigations resulting from anti-competitive practices.
- The influence of joint venture, including the management policies of joint venture partners, possible changes in the management environment and other factors
- Litigation relating to intellectual property rights and anti-trust disputes
- Changes in the US dollar or Euro currency exchange rates
- Changes in general economic conditions
- Damaged facilities or disrupted supply acquisition arrangements caused by earthquakes or other natural disasters, terrorist attacks, epidemics, civil disturbances or other events that interfere with the control of Group operations

Forecasts included in this document are forward-looking statements that are based on management's view from the information available at the time of this Report. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, changes in the DRAM market and industry environment, changes in technologies and design, problems related to our supply of key material and equipment, loss of or decreased demand from key customers, changes in exchange rates, general economic conditions and natural disasters. We disclaim any obligation to update or, except in the limited circumstances required by the Tokyo Stock Exchange, announce publicly any revision to any of the forward-looking statements.

II. Our Group Management

The Elpida Memory Group consists of Elpida Memory, Inc., two domestic subsidiaries, five overseas subsidiaries and one equity-method affiliate. Elpida oversees all Group activities (accounting and finance, administration, legal affairs, marketing, production management, etc.). Elpida is also primarily responsible for developing and designing semiconductor products (mainly DRAMs), sales to domestic customers and supplying products to overseas subsidiaries. As for our two domestic subsidiaries, Hiroshima Elpida Memory handles front-end processing[1] of semiconductor manufacturing while Akita Elpida Memory, Inc., concentrates on back-end processing[2]. Our five overseas subsidiaries, which are located in the United States, Europe, Singapore, Taiwan, and Hong Kong, largely handle sales of Elpida's DRAM products to customers throughout the world. Lastly, Tera Probe, Inc., our equity-method affiliate, mainly tests semiconductor products.



Foundry Service Customers
Overseas Customers
Domestic Customers
DRAM products
Sales
[Overseas subsidiaries]
Elpida Memory (USA) Inc.
Elpida Memory (Europe) GmbH
Elpida Memory (Hong Kong) Co., Ltd.
Elpida Memory (Singapore) Pte. Ltd.
Elpida Memory (Taiwan) Co., Ltd.
Foundry products
DRAM products
Distributors
DRAM products
DRAM products
DRAM products
Assembly & Testing
Sub-contractors
[Subsidiary]
Akita Elpida Memory, Inc.*
DRAM products
Semifinished products
Elpida Memory, Inc.
DRAM products
Wafer processing
Overseas Foundries
Semifinished products
Wafer Testing
Sub-contractor
[Equity-method affiliate]
Tera Probe, Inc.
Semifinished products
Semifinished products
Wafer processing
[Subsidiary]
Hiroshima Elpida Memory, Inc.
300mm fab (E300)
200mm fab (E200)

*Akita Elpida Memory, Inc. is a wholly-owned subsidiary of Elpida. This subsidiary began business operations in October 2006.

---

[1] Front-end processing – The front end of the semiconductor manufacturing process which involves designing electric circuits and device elements on silicon wafers to create IC functions.

[2] Back-end processing – The back end of the semiconductor manufacturing process which involves the assembly and testing of semiconductor chips.

III. Management Policies

1. Basic Management Policy

Elpida Memory's business operations are based on the following three management policies:

- Leading the relentless march of changes in technology to deliver new value to customers.
- Creating a corporate management that can win the trust of our employees, customers, shareholders, business partners and other stakeholders.
- Having a completely open working environment that is designed to foster the development of original ideas from among all our employees

2. Medium to Long-Term Management Strategy

In order to maximize corporate value the Elpida Group aims to become the "World's No. 1 DRAM Supplier". The biggest advantage of being No. 1 is that with a large-scale supply capacity we can be price competitive. We believe this would lead to the kind of growth that would help us lock in even stronger earnings and enable the delivery of steady returns to stakeholders.

To achieve this strategic objective the Elpida Group is doing the following:

(1) Building enduring relationships with customers

The DRAM product market is expanding its business involvement not only in the area of PC and server applications (the computing area) but also in the area of digital consumer electronics and mobile devices (the non-computing area). But depending on the area, such issues as product performance, customer quality demands, technology support and pricing can differ. At Elpida, in addition to our sales division we have created separate technology teams to handle PC/server, digital consumer electronics and mobile device DRAM products. This kind of approach better enables us to deliver solutions that our customers want and to build long-term customer relationships through becoming involved in a customer's product design efforts at the earliest stage.

Also, we strive to provide our customers with the most precise and timely assistance possible. Our belief is that it is vital to reduce the distance between ourselves and our customers in order to acquire a more accurate understanding of their needs. Consequently, we made the decision to switch from having distributors handle our domestic sales operations to a marketing structure centered on use of direct sales channels. This move toward a direct sales approach, which happened in October 2006, will allow us to improve our business relationships particularly with our major customers.

(2) Strengthened technology development capabilities

Given the rapid pace of technology changes in the DRAM industry, staying ahead of the competition in the race to meet customer needs requires the possession of superior advanced technology capabilities. Elpida therefore concentrates its resources on research & development of advanced, high-performance DRAM core technology. In particular, our emphasis is on finer process geometries, higher densities, faster speeds and lower power consumption.

In the field of basic research we have designed a wide-ranging collaborative research project that brings us together with leading companies in various industries and with universities and other major public/private institutions. From April 2007 we have entered into a multi-year partnership with IMEC, Europe's leading independent nanoelectronics research center, to perform research and development for beyond 50nm DRAM process generations.

(3) Enhancing our manufacturing system

Semiconductor manufacturing is a business that requires large-scale capital investment. The capital and human resources of the Elpida Group are focused on front-end processing (wafer fabrication), which requires the greatest degree of technology differentiation. We are working on strengthening the Group's manufacturing operations by using outside companies and by increasing management efficiency. For back-end processing (assembly and testing), with the exception of high value-added areas we rely on overseas companies.

The Elpida Group's front-end processing operations are located at Hiroshima Elpida, which makes high value-added DRAMs for both digital consumer electronic & mobile (non-computing) products and servers. Also, in the 1H of

FY07 Rexchip, a DRAM manufacturing joint venture between PSC and Elpida, is scheduled to begin operations. Rexchip will manufacture PC DRAMs in response to demand for more cost competitive products. Both Hiroshima Elpida and Rexchip will work on ways to expand manufacturing capacities. They will also make pursue more advanced process technologies and strive to achieve higher yields and continuous productivity improvements, in the interest of expanding manufacturing output and lowering manufacturing costs.

As part of our front-end processing operations we continue to outsource some of the production of PC DRAMs to our overseas foundry partners. This allows us to expand the sales volume and diversify business risk.

(4) A more motivated workforce

Moving forward with the above-mentioned measures requires not only is investment in capital equipment and technology development important but also investment in human resources. Maintaining the enthusiasm of the existing workforce and recruiting strongly motivated new employees are absolutely essential. For this reason we believe that along with an attractive company environment the offer of incentives linked to a work ethic devoted to boosting corporate value can produce effective results. Thus, we have introduced stock options, business performance-related bonuses and other kinds of employee incentives.

3. Company Issues to be addressed

The following section identifies current issues Elpida needs to address. Our intention is to first decide and then implement the policies that are needed as early as possible.

(1) Create an R&D system to facilitate technology development for beyond 50nm process generations

As process geometries become finer, semiconductor manufacturing technology is becoming increasingly complex. All semiconductor makers are experiencing steadily rising R&D costs. The development of beyond 50nm DRAM process generations encounters technological hurdles and development cost burdens that Elpida may not be able to overcome alone.

One way we are addressing the obstacles to finding solutions for developing next-generation process technology is our decision to participate (as of April 2007) in the CMOS research platform hosted by IMEC, an independent European research institute.

In general we will continue to choose the best options that exist that can help us build an R&D program designed for the future.

(2) Developing next-generation memory

As technology advances in the field of memory development of next-generation chips which combine the unique qualities of DRAM and flash memory is advancing. Elpida has introduced U.S. Ovonyx's phase-change memory (PRAM) technology (which uses reversible phase-change memory process that has been previously commercialized worldwide in rewritable CD and DVD optical memory disks) to develop the newest generation of ultra low-power consumption memory.

In addition to working with phase-change memory we are creating a flexible research program which can carefully evaluate such new technology development trends as magnetoresistive memory (MRAM) and resistive memory (RRAM).

(3) Developing Business in the China Market

In China, the DRAM industry, like many other manufacturing industries, is experiencing tremendous business expansion. Until recently Elpida has not had a large enough product supply capacity to enter this market. But now that we are increasing our product procurement from our foundry partners and Rexchip is scheduled to begin production in FY07 we believe we are fully geared up to enter this market. Securing a strong position in the China market as a DRAM supplier will require us to undertake an aggressive marketing campaign.

4. Target Management Indicators

The Elpida Group is focused on maximizing shareholder value and achieving high levels of satisfaction among all our stakeholders as part of our drive to become the world's No. 1 DRAM supplier. To achieve these aims we are seeking to achieve growth at a pace that exceeds the growth rate in the DRAM market. In managing the growth of our business we use various financial performance indicators, such as the operating margin and ROE to track profitability and the net debt/equity ratio to monitor financial stability.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Change
(Assets)			
I Current assets			
1. Cash and cash equivalents	166,700	111,443	55,257
2. Notes and accounts receivable, trade	106,511	55,272	51,239
3. Inventories	55,412	39,187	16,225
4. Accounts receivable, other	6,231	16,764	(10,533)
5. Other current assets	9,957	6,270	3,687
6. Allowance for doubtful accounts	(172)	(92)	(80)
Total current assets	344,639	228,844	115,795
II Fixed assets			
1. Tangible fixed assets	387,226	313,019	74,207
2. Intangible fixed assets	9,390	7,702	1,688
3. Investments and other assets	21,181	18,555	2,626
Total fixed assets	417,797	339,276	78,521
Total assets	762,436	568,120	194,316
(Liabilities)			
I Current liabilities			
1. Accounts payable, trade	64,948	41,201	23,747
2. Current portion of bond	–	10,000	(10,000)
3. Current portion of long-term debt	28,181	39,692	(11,511)
4. Current portion of obligation under capital leases	11,809	25,605	(13,796)
5. Accounts payable, other	67,203	46,632	20,571
6. Other current liabilities	12,531	7,874	4,657
Total current liabilities	184,672	171,004	13,668
II Long-term liabilities			
1. Bond	140,000	110,000	30,000
2. Long-term debt	40,200	68,381	(28,181)
3. Obligation under capital leases	9,423	21,717	(12,294)
4. Other long-term liabilities	9,164	6,235	2,929
Total long-term liabilities	198,787	206,333	(7,546)
Total liabilities	383,459	377,337	6,122
(Shareholders' equity)			
I Capital stock	–	87,239	(87,239)
II Additional paid-in capital	–	98,339	(98,339)
III Retained earnings	–	5,044	(5,044)
IV Unrealized loss on marketable securities	–	(195)	195
V Foreign currency translation adjustments	–	357	(357)
VI Treasury stock	–	(1)	1
Total shareholders' equity	–	190,783	(190,783)
Total liabilities and shareholders' equity	–	568,120	(184,661)

(1) Consolidated Balance Sheets

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006	Change
(Net assets)			
I Shareholders' equity			
1. Capital stock	155,009	–	155,009
2. Additional paid in capital	166,051	–	166,051
3. Retained earnings	57,987	–	57,987
4. Treasury stock	(2)	–	(2)
Total shareholders' equity	379,045	–	379,045
II Valuation and translation adjustments			
1. Unrealized loss on marketable securities	(90)	–	(90)
2. Deferred gains or losses on hedges	(652)	–	(652)
3. Foreign currency translation adjustments	631	–	631
Total valuation and translation adjustments	(111)	–	(111)
III Stock subscription rights	43	–	43
Total net assets	378,977	–	378,977
Total liabilities and net assets	762,436	–	385,099

(2) Consolidated Statements of Operations

(Millions of yen)

Account	Fiscal year ended March 31, 2007	Ratio (%)	Fiscal year ended March 31, 2006	Ratio (%)	Change Increase or decrease
I Net sales	490,039	100.0	241,554	100.0	248,485
II Cost of sales	367,432	75.0	198,964	82.4	168,468
Gross profit	122,607	25.0	42,590	17.6	80,017
III Selling, general and administrative expenses	54,187	11.0	42,446	17.5	11,741
Operating income	68,420	14.0	144	0.1	68,276
IV Non-operating income					
1. Interest income	1,362		279		1,083
2. Dividend income	108		247		(139)
3. Equity in earnings of affiliated company	258		20		238
4. Local government subsidy	396		1,150		(754)
5. Others	530		347		183
V Non-operating expenses					
1. Interest expense	4,282		4,098		184
2. Foreign exchange losses	1,484		145		1,339
3. Stock issuance costs	384		0		384
4. Bond issuance costs	132		177		(45)
5. Others	1,156		843		313
Ordinary income/(loss)	63,636	13.0	(3,076)	(1.3)	66,712
VI Extraordinary income	203	0.0	2,125	0.9	(1,922)
VII Extraordinary losses	5,493	1.1	4,543	1.9	950
Income (loss) before income taxes	58,346	11.9	(5,494)	(2.3)	63,840
Income taxes	5,403	1.1	(786)	(0.4)	6,189
Net income/(loss)	52,943	10.8	(4,708)	(1.9)	57,651

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

(3) Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Changes in Net Assets

Consolidated Statements of Changes in Shareholders' Equity

(Millions of yen)

	As of March 31, 2007	As of March 31, 2006
(Additional paid in capital)		
I Balance of additional paid in capital at beginning of year	–	98,334
II Increase in additional paid in capital		
Issuance of new shares for capital increase	–	5
III Decrease in additional paid in capital		
Reversal of additional paid in capital	–	–
IV Balance of additional paid in capital at end of year	–	98,339
(Retained earnings)		
I Balance of retained earnings at beginning of year	–	9,752
II Decrease in retained earnings		
Net loss	–	4,708
III Balance of retained earnings at end of year	–	5,044

(3) Consolidated Statements of Changes in Shareholders' Equity and Consolidated Statements of Changes in Net Assets

Consolidated Statements of Changes in Net Assets

For the year ended March 31, 2007

(Millions of yen)

	Shareholders' equity				
	Capital stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March31, 2006	87,239	98,339	5,044	(1)	190,621
Changes					
New shares issuance for capital increase	67,119	67,061			134,180
New shares issuance for execution of stock option	651	651			1,302
Net income			52,943		52,943
Purchase of treasury stock				(1)	(1)
Net changes other than shareholders' equity					–
Net changes	67,770	67,712	52,943	(1)	188,424
Balance as of March31, 2007	155,009	166,051	57,987	(2)	379,045

(Millions of yen)

	Valuation and translation adjustments				Stock subscription rights	Total Net Assets
	Unrealized loss on marketable securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March31, 2006	(195)	–	357	162	–	190,783
Changes						
New stocks issuance for capital increase				–		134,180
New stocks issuance for execution of stock option				–		1,302
Net income				–		52,943
Purchase of treasury stock				–		(1)
Net changes other than shareholders' equity	105	(652)	274	(273)	43	(230)
Net changes	105	(652)	274	(273)	43	188,194
Balance as of March31, 2007	(90)	(652)	631	(111)	43	378,977

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal year ended		
	March 31, 2007	March 31, 2006	increase or decrease
I Operating activities			
Income (loss) before income taxes	58,346	(5,494)	63,840
Depreciation and amortization	77,769	53,368	24,401
Increase in allowance for doubtful accounts	80	56	24
Interest and dividend income	(1,470)	(526)	(944)
Interest expense	4,282	4,098	184
Equity in earnings of affiliated company	(258)	(20)	(238)
Income from sale of tangible fixed assets	(137)	(1,122)	985
Losses on sale and disposal of tangible fixed assets	1,846	751	1,095
Increase in accounts receivable, trade	(50,957)	(16,830)	(34,127)
Increase in inventories	(15,423)	(6,211)	(9,212)
(Increase) decrease in accounts receivable, other	10,618	(10,294)	20,912
Increase in accounts payable, trade	23,762	13,312	10,450
Increase (decrease) in accounts payable, other	(2,329)	5,467	(7,796)
Others	(2,690)	1,299	(3,989)
Subtotal	103,439	37,854	65,585
Interest and dividends received	1,407	361	1,046
Interest paid	(4,121)	(3,894)	(227)
Income taxes paid	(858)	(456)	(402)
Net cash provided by operating activities	99,867	33,865	66,002
II Investing activities			
Disbursements for deposit money in bank	(1,495)	–	(1,495)
Withdrawal of time deposits	351	–	351
Purchase of investment securities	(2,393)	(3,702)	1,309
Purchase of tangible fixed assets	(126,748)	(175,505)	48,757
Proceeds from sale of tangible fixed assets	279	707	(428)
Purchase of intangible fixed assets	(2,572)	(3,221)	649
Collection of investment in leases	2,082	1,045	1,037
Acquisition of long-term prepaid expenses	(1,050)	(1,993)	943
Acquisition of business	(5,125)	–	(5,125)
Others	15	16	(1)
Net cash used in investing activities	(136,656)	(182,653)	45,997
III Financing activities			
Proceeds from long-term debt	–	50,000	(50,000)
Repayments of long-term debt	(39,692)	(19,020)	(20,672)
Proceeds from issuance of stocks	135,098	10	135,088
Proceeds from issuance of bonds	29,868	39,823	(9,955)
Payments for redemption of bonds	(10,000)	–	(10,000)
Proceeds from sale-and-leaseback transactions	2,377	28,836	(26,459)
Repayments of obligation under capital leases	(27,080)	(30,198)	3,118
Purchase of treasury stock	(1)	(1)	0
Net cash provided by financing activities	90,570	69,450	21,120
IV Effect of exchange rates changes on cash and cash equivalents	322	983	(661)
V Net increase (decrease) in cash and cash equivalents	54,103	(78,355)	132,458
VI Cash and cash equivalents at beginning of the year	111,443	189,798	(78,355)
VII Cash and cash equivalents at end of the year	165,546	111,443	54,103

Free cash flow (I + II)	(36,789)	(148,788)	111,999

[Basic important matters for preparation of consolidated financial statements]

1. Scope of consolidation

Consolidated all subsidiaries

Number of the consolidated subsidiaries : 7

Name of the consolidated subsidiaries: Hiroshima Elpida Memory, Inc.

Akita Elpida Memory, Inc.

Elpida Memory (USA) Inc.

Elpida Memory (Europe) GmbH

Elpida Memory (Taiwan) Co., Ltd

Elpida Memory (Hong Kong) Co., Ltd

Elpida Memory (Singapore) Pte. Ltd

In July 2006, Akita Elpida Memory, Inc. was established and included in the consolidated subsidiaries.

2. Application of equity method
Number of the company accounted for by the equity method : 1
Name of the company accounted for by the equity method : Tera Probe, Inc.

3. The fiscal year end date for the consolidated subsidiaries
The fiscal year end date for the consolidated subsidiaries is the same as the Company.

4. Accounting principles
   (1) Investment securities
   Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gains or losses, net of the applicable income taxes, included directly in net assets. Cost of securities sold is determined by the moving average method. Other securities with no fair value are stated at moving average cost.
   (2) Derivatives
   Derivatives are stated based on a market value method.
   (3) Inventories

   Inventories are stated at the lower of cost or market.
   The cost of finished products, semifinished components, work in process and raw materials is determined by the first-in, first-out basis, except for work in process of subsidiaries determined by the average method. The cost of supplies is determined individually, except for supplies of a subsidiary are stated at cost determined by the most recent purchase price method.

(4) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method based on the following estimated useful lives of the assets. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Buildings and structures:	2 to 60 years
Machinery and equipment:	2 to 22 years
Furniture and fixtures:	2 to 23 years

Leased assets which meet certain criteria are capitalized and amortized on a straight-line basis over the lease terms.
Certain costs incurred to develop or obtain internal use computer software are capitalized and are amortized on a straight-line basis over the estimated useful life of 5 years.

(5) Stock and bond issuance costs

Stock and bond issuance costs are charged to income as incurred.

(6) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(7) Accrued bonuses
Accrued bonuses to employee are provided for the estimated amounts, which the company will pay based on the service provided during the current period.
(8) Accrued bonuses to directors
Accrued bonuses to directors are provided for the estimated amounts, which the company will pay based on the service provided during the current period.
(9) Allowance for inventories devaluation
Following purchase of inventories from consignment factories, the company reserved allowance on devaluation losses at end of period, which the company expects to bear.
(10) Pension and severance plans for empolyees
Pension and severance costs were accrued based on the benefit obligations and pension plan assets at the end of the current fiscal year.
Unrecognized prior service cost and actuarial loss are amortized on the straight-line method over the average remaining service period of employees expected to receive benefits under the plan, which is currently 15years.
(11) Severance plans for directors and statutory auditors
Severance costs were accrued based on the benefit obligations at end of period.
(12) Accrual for settlements and litigation
The Company has provided an accrual for the settlements and litigation relating to the anti-trust disputes and litigation in northern America.

(13) Foreign currency translation

Foreign currency receivables and payables are translated into Japanese yen at effective period-end exchange rates and the resulting transaction gains or losses are taken into the consolidated results. The balance sheet accounts of foreign consolidated subsidiaries and an affiliated company are translated into Japanese yen at effective period-end exchange rates, except for the components of shareholders' equity which are translated at their historical exchange rates, and all income and expense accounts are translated at the average exchange rate in effect during the period. The resulting translation differences are recorded in a separate component of shareholders' equity as translation adjustments.

(14) Major lease transactions

Capital leases are as per accounting of sales.

(15) Hedge accounting

① Hedge accounting

The company has adopted deferral hedge accounting for its derivative transactions. Some interest swaps have been adopted exceptional treatment under Japanese GAAP.

② Derivative instruments and subject

The interest rate swap is as the derivative instruments and the long-term debt and bond are subject to hedge.

③ Policy of derivative transactions

The Company has entered into interest rate swap agreements in order to manage certain risks arising from adverse fluctuation in interest rates.

④ Evaluation of Hedge effectiveness

Hedging effectiveness is determined by comparing the cumulative changes in cash flows or fair values from the hedging instruments with those from the hedged items.

The evaluation of hedge effectiveness for exceptional treatment is omitted.

(16) Consumption tax and other

Accounted exclusive of consumption taxes and local consumption taxes

5. Valuation of assets and liabilities of consolidated subsidiaries

The Company adopts the partial fair value method

6. Amortization of Goodwill

Goodwill is amortized on a straight-line method over 5 years or 15years.

7. Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents consist of cash on hand, cash in banks which can be withdrawn at any time and short-term investments with a maturity of three months or less when purchased which can easily be converted to cash and are subject to little risk of change in value.

[Adoption of New Accounting Standard]

(1) Accounting standard for presentation of net assets in the balance sheet

Effective from the year ended March 31, 2007, the Company and its subsidiaries in Japan adapted Accounting Standards Board of Japan Statement No.5 "Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board of Japan Guidance No.8 "Guidance on Accounting standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Account corresponding to conventional "total shareholders' equity" in the balance sheet is 379,586millions of yen.

(2) Accounting standard for stock options

Effective from the year ended March 31, 2007, the Company adopted Accounting Standards Board of Japan Statement No.8 "Accounting standard for Stock-Based compensation", of December 27, 2005 and Accounting Standards Board of Japan Guidance No.11 "Guidance on Accounting standard for Stock-Based compensation" of May 31, 2006, both issued by the Accounting Standards Board of Japan. As a result of the adoption, selling, general and administrative expenses increased by ¥43 million, thereby causing operating income and income before income taxes to be decreased by ¥43 million, compared with the amounts that would have been recorded under the previous accounting method.

(3) Accounting standards for Business Combinations

Effective from the year ended March 31, 2007, the Company and its Subsidiary in Japan adopted "Accounting Standard for Business Combinations" (Business Accounting Council, issued on October 31, 2003), "Accounting Standard for business Divestitures" (Accounting Standards Board of Japan statement No.7 issued on December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Guidance No.10 issued on December 22, 2006).

(4) Accounting standards for Directors' Bonus

Effective from the year ended March 31, 2007, the Company and its subsidiaries in Japan adopted "Accounting Standard for Directors' Bonus" (Accounting Standard Board of Japan Statement No.4 issued by Accounting Standard Board of Japan on November 29, 2005). As a result of the adoption, selling, general and administrative expenses increased by ¥26 million, thereby causing operating income and income before income taxes to be decreased by ¥26 million, compared with the amounts that would have been recorded under the previous accounting method.

(Notes to Consolidated statements of changes in net assets)
For the year ended March 31, 2007

1. Type and number of shares outstanding and treasury stock

	Number of shares as of March 31, 2006	Number of shares increased in the current period	Number of shares decreased in the current period	Number of shares as of March 31.2007
Outstanding shares				
Common stock	96,468,400	32,820,500	–	129,288,900
Total	96,468,400	32,820,500	–	129,288,900
Treasury stocks				
Common stock	315	211	–	526
Total	315	211	–	526

*1. Increase in the number of shares outstanding of 30,000,000 shares was due to the public offering of shares, 2,300,000 shares was due to the allocation of shares to a third party, and 520,500 shares was due to the execution of stock options.

2. Increase in the number of treasury stock of 211 common stocks was due to purchase of less-than-one-unit shares.

2. Stock subscription rights

	Breakdown of stock subscription rights	Type of shares	Objective and Number of Shares Applicable to Share				Balance of shares as of March, 2007 (millions of yen)
			Number of shares as of March 31,2006	Increase in the Number of Shares during the current period	Decrease in the Number of Shares during the current period	Number of shares as of March 31, 2007	
Issuing company	Stock subscription rights as stock option	Common stock	–	–	–	–	43

(Notes to Consolidated statements of cash flow)

1. Cash and cash equivalents at March 31, 2007 and 2006 are reconciled to the account reported in the consolidated balance sheet as follows :

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
Cash on hand and in banks	166,700	111,443
Less : Time deposits due over three months	1,154	–
Cash and cash equivalents	165,546	111,443

2. Significant non-cash transactions

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
(1)Purchase of assets by finance lease transaction	990	1,049
(2)Purchase of marketable securities by Investment in-kind	4,838	–

(Lease transactions)

At March 31, 2006 and 2007, the Company had operating leases with minimum rental commitments as follows:

	As of March 31, 2007 (Million of yen)	As of March 31, 2006 (Million of yen)
Due within 1 year	8,832	14,405
Due over 1 year	9,584	16,625
Total	18,416	31,030

(1) Other marketable securities

(Millions of yen)

	Fiscal year ended March 31, 2007			Fiscal year ended March 31, 2006		
	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Securies of which fair value below cost						
Marketable securities	2,334	2,249	(85)	2,213	2,018	(195)

(2) Securities with no fair value

(Millions of yen)

	Book value
Other securities Unlisted bonds	2,321
Total	2,321

(3) Redemption schedule of securities with maturity and held-to-maturity bonds of other securities

(Millions of yen)

	Within one year	Over one year within five years	Over five years within ten years	Over ten years
Bonds	–	2,321	–	–
Total	–	2,321	–	–

(Derivative Financial Instruments)
Notional Amounts, Fair Value and Unrealized Gain or Loss of Derivatives

(Millions of yen)

Classification	Description	March 31, 2007				March 31,2006			
		Notional amount	Notional amount more than 1 year	Fair value	Gain	Notional amount	nal amount more than 1 year	Fair value	Gain (loss)
Transactions other than market transactions	Forward foreign exchange contract Selling: U.S. dollar	40,045	–	39,825	220	24,702	–	24,730	(28)
	Buying: U.S. dollar	586	–	586	0	2,571	–	2,604	33
Total		–	–	–	220	–	–	–	5

Note: Fair value at March 31, 2007 and 2006 is calculated by market quotation. The above information excludes the derivatives accounted for as hedge instruments.

(Segment Information)

[Business Segment Information]

During the year ended March 31, 2007 and the year ended March 31, 2006 our group was operating a single segment of the semiconductor business centering on DRAM, so the information by business segment is omitted.

[Geographical segment information]

The fiscal year ended March 31, 2007

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1) Sales to third parties	174,248	129,754	33,854	152,183	490,039	–	490,039
(2) Inter-segment sales and transfers	296,753	161	119	283	297,316	(297,316)	–
Total	471,001	129,915	33,973	152,466	787,355	(297,316)	490,039
Operating expenses	412,884	127,232	32,262	146,695	719,073	(297,454)	421,619
Operating income	58,117	2,683	1,711	5,771	68,282	138	68,420
Assets	743,317	48,830	8,877	29,029	830,053	(67,617)	762,436

Note 1: Countries and regions are grouped according to the geographical closeness.

2: Major countries and regions other than Japan are as follows:

(1) Asia: Hong Kong, Singapore and Taiwan

(2) Europe: Germany

(3) North America: the United States

The fiscal year ended March 31, 2006

	Japan (MY)	Asia (MY)	Europe (MY)	North America (MY)	Total (MY)	Offset or corporate total (MY)	Consoli-dated (MY)
Sales							
(1)Sales to third parties	124,092	49,841	11,394	56,227	241,554	–	241,554
(2)Inter-segment sales and transfers	107,782	52	29	261	108,124	(108,124)	–
Total	231,874	49,893	11,423	56,488	349,678	(108,124)	241,554
Operating expenses	232,948	49,294	11,060	56,264	349,566	(108,156)	241,410
Operating income	(1,074)	599	363	224	112	32	144
Assets	562,026	21,876	5,337	14,960	604,199	(36,079)	568,120

Note 1: Countries and regions are grouped according to the geographical closeness.

2: Major countries and regions other than Japan are as follows:

(1) Asia: Hong Kong, Singapore and Taiwan

(2) Europe: Germany

(3) North America: the United States

[Overseas sales]

The fiscal year ended March 31, 2007

	North America	Asia	Europe	Total
I Overseas sales (MY)	152,073	133,664	33,855	319,592
II Consolidated sales (MY)				490,039
III Ratio of overseas sales over consolidated sales (%)	31.0	27.3	6.9	65.2

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

The fiscal year ended March 31, 2006

	North America	Asia	Europe	Total
I Overseas sales (MY)	56,227	49,841	11,394	117,462
II Consolidated sales (MY)				241,554
III Ratio of overseas sales over consolidated sales (%)	23.3	20.6	4.7	48.6

Note 1: Countries and regions are grouped according to the geographical closeness.
2: Major countries and regions other than Japan are as follows:
North America: the United States
Asia: Taiwan, Singapore and Hong Kong
Europe: Whole area
3: The amount of overseas sales is the amount of sales made by our Company and consolidated subsidiaries in countries and regions outside Japan.

(Amounts Per Share)

(yen)

For the year ended March 31,2007		For the year ended March 31,2006	
Shareholders' equity per share	¥2,930.92	Shareholders' equity per share	¥1,977.69
Net income per share	¥444.00	Net loss per share	¥48.81
Diluted net income per share	¥437.94	Diluted net income per share*	—

*Diluted net income per share was not shown because the Company had a net loss per share during the period.

Basis for calculation of net income (loss) per share is as follow:

(Millions of yen)

	For the year ended March 31,2007	For the year ended March 31,2006
Net income (loss)	52,943	(4,708)
Amount not attributable to common stock	—	—
Net income (loss) attributable to common stock	52,943	(4,708)
Average number of shares outstanding during the year (thousand shares)	119,242	96,465
Increase number of shares outstanding during the year (thousand shares) (Including Stock options (thousand shares))	1,651 (1,651)	—
Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive.	—	Stock options (3,921,200shares)

(Subsequent Events)

Sale of Fixed Assets

On April 10, 2007 an agreement has been reached to transfer manufacturing equipment in our 200mm Fab (E200) at Hiroshima Elpida to Cension Semiconductor Manufacturing Corporation ("Cension"), a company in China. The asset transfer price, which includes the license fee of installation know-how, is US$320 million. The transaction will take effect on April 27, 2007.

An initial phase of delivery of equipment (approximately half of the total capacity) will be completed by the end of November 2007. The remaining equipment will be delivered during the second phase which is scheduled to be completed in 2008. During the transfer period, products made in Hiroshima will continue to be sold to our customer. We will also purchase products manufactured by using the transferred equipment from SMIC, the company that will be entrusted with manufacturing operations from Cension.

Appendix 1 (Unaudited)

Consolidated Financial Summary

(Figures in millions of JPY otherwise specified)

	'07/3 (FY2006) (A)	'06/3 (FY2005) (B)	Change (A-B)	(A-B)/B	'05/3 (FY2004)
Net Sales	**490,039**	241,554	248,485	+102.9%	207,028
Gross profit	**122,607**	42,590	80,017	+187.9%	50,408
Operating income	**68,420**	144	68,276	-	15,116
Ordinary income (loss)	**63,636**	(3,076)	66,712	-	10,684
Net income (loss)	**53,943**	(4,708)	57,651	-	8,213
EBITDA [1]	**140,397**	51,972	88,425	+170.1%	47,969
Net income (loss) per share – basic (yen)	**444.00**	(48.81)	492.81	-	107.60
Net income per share – diluted (yen)	**437.94**	-	-	-	105.86
Operating income to sales (%)	**14.0**	0.1	13.9	-	0.3
Net income (loss) to sales (%)	**10.8**	(1.9)	12.7	-	4.0
EBITDA to sales (%)	**28.7**	21.5	7.2	-	23.2
COGS to sales (%)	**75.0**	82.4	(7.4)	-	75.7
SG&A to sales (%)	**11.0**	17.5	(6.5)	-	24.0
Total Assets	**762,436**	568,120	194,316	+34.2%	498,168
Shareholders' equity	**378,977**	190,783	188,194	+98.6%	195,285
Interest-bearing debt [2]	**229,613**	275,395	(45,782)	-11.0%	233,566
Shareholder's equity ratio (%) [3]	**49.7**	33.6	16.2	-	39.2
Net D/E ratio (X) [4]	**0.17**	0.86	(0.69)	-	0.22
Capital expenditure	**155,032**	184,417	(29,385)	-15.9%	124,484
Depreciation & amortization	**77,769**	53,368	24,401	+45.7%	35,944
R&D expense	**29,043**	24,397	4,593	+18.8%	19,711
Return on assets (ROA) (%) [5]	**8.0**	(0.9)	8.9	-	2.1
Return on equity (ROE) (%) [5]	**18.6**	(2.4)	21.0	-	5.9
Net cash provided by operating activities	**99,867**	33,865	66,002	+194.9%	20,987
Free cash flow [6]	**(36,789)**	(148,788)	111,999	-	(139,577)
Market capitalization [7]	**590,850**	407,095	183,753	+45.1%	393,575
Average exchange rate (Yen to a U.S. Dollar)	**117.03**	112.31	4.72	-	107.83
Number of employees	**3,227**	2,518	709	+28.2%	2,333
Number of shares outstanding	**129,288,900**	96,468,400	32,820,500	+34.0%	96,464,400

1. EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization
2. Interest-bearing debt = Bond + Short-term borrowings + Long-term debt + Obligation under capital lease
3. Shareholders' equity ratio (%) = (Total shareholders equity - Stock subscription rights) / Total Assets x 100
4. Net D/E ratio (X) = (Interest-bearing debt - Cash and cash equivalents) / Shareholders' equity x 100
5. ROA (ROE) (%) = Net income (loss) / Total assets (Shareholders' equity)
6. Free cash flow = Net cash provided by operating activities - Net cash used in investing activities
7. Market capitalization = Common stock price (FY-end close) x Number of shares outstanding

Appendix 2 (Unaudited)

Selected Quarterly Consolidated Statements of Operations

(Figures in millions of JPY otherwise specified)

	Apr-Jun 2005 (1Q-FY2005)		Jul-Sep 2005 (2Q-FY2005)		Oct-Dec 2005 (3Q-FY2005)		Jan-Mar 2006 (4Q-FY2005)		Apr-Jun 2006 (1Q-FY2006)		Jul-Sep 2006 (2Q-FY2006)		Oct-Dec 2006 (3Q-FY2006)		Jan-Mar 2007 (4Q-FY2006)	
		%		%		%		%		%		%		%		%
Net sales	48,036	100.0	57,467	100.0	59,021	100.0	77,030	100.0	92,098	100.0	111,147	100.0	142,609	100.0	144,185	100.0
Gross profit	7,549	15.7	9,438	16.4	10,586	17.9	15,017	19.5	21,417	23.3	30,586	27.5	41,248	28.9	29,356	20.4
SG&A	10,153	21.1	11,951	20.8	9,941	16.8	10,401	13.5	12,279	13.4	13,504	12.1	13,980	9.8	14,424	10.0
Operating income (loss)	(2,604)	(5.4)	(2,513)	(4.4)	645	1.1	4,616	6.0	9,138	9.9	17,082	15.4	27,268	19.1	14,932	10.4
Income (loss) before income taxes	(3,356)	(7.0)	(3,684)	(6.4)	372	0.6	1,174	1.5	6,235	6.8	12,805	11.5	26,512	18.6	12,794	8.9
Net income (loss)	(3,304)	(6.9)	(3,038)	(5.3)	163	0.3	1,471	1.9	6,605	7.2	12,919	11.6	24,934	17.5	8,485	5.9
EBITDA[1]	9,236	19.2	9,422	16.3	15,372	26.0	17,942	23.3	24,492	26.6	32,220	29.0	47,683	33.4	36,002	25.0

1. Selected Consolidated Financial Data

	Jun 30, 2005 (1Q-FY2005)	Sep 30, 2005 (2Q-FY2005)	Dec 31, 2005 (3Q-FY2005)	Mar 31, 2006 (4Q-FY2005)	Jun 30, 2006 (1Q-FY2006)	Sep 30, 2006 (2Q-FY2006)	Dec 31, 2006 (3Q-FY2006)	Mar 31, 2007 (4Q-FY2006)
Cash and cash equivalents (bn JPY)	156.7	121.5	148.5	111.4	73.5	204.6	187.6	166.7
A/R collection period (days) [2]	68	66	65	65	64	61	60	66
Inventory holding period (days) [3]	79	62	73	57	54	60	54	43
Interest-bearing debt (bn JPY) [4]	223.2	210.9	240.4	275.4	255.4	240.0	232.9	229.6
Net D/E ratio (X)[5]	0.35	0.47	0.48	0.86	0.92	0.10	0.12	0.17
Shareholder's equity ratio (%) [6]	39.8	37.3	32.7	33.6	36.9	48.8	48.6	49.7

1. EBITDA = Income (loss) before income taxes + Interest expense + depreciation and amortization
2. A/R collection period (days) = Accounts receivable, trade / Average monthly net sales x 30 days
3. Inventory holding period (days) = Inventories / Average monthly cost of sales x 30 days
4. Interest-bearing debt = Bond + Short-term borrowings + Long-term debt + Obligation under capital lease
5. Net D/E ratio (X) = (Interest-bearing debt – Cash and cash equivalents) / Shareholders' equity
6. Shareholders' equity ratio (%) = (Total shareholders equity – Stock subscription rights) / Total Assets x 100

END

END